UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHARTER COMMUNICATIONS, INC.
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

16119P108
(CUSIP Number)

Ralph P. Huber
Andrew P. Kransdorf
Advance/Newhouse Partnership
c/o Sabin Bermant & Gould LLP
One World Trade Center, 44th Floor
New York, NY 10007
(212) 381-7000

With a Copy to:

Brian E. Hamilton
Scott B. Crofton
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
212-558-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Advance/Newhouse Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,576,567 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,576,567 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,576,567 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Each of the (i) Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among the Issuer, former Charter Communications, Inc. ("Legacy Charter"), Liberty Broadband Corporation ("Liberty") and Advance/Newhouse Partnership ("A/N") as amended on May 18, 2016 (the "Second Amended and Restated Stockholders Agreement") and (ii) Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among Liberty, A/N and the Issuer (the "Proxy and Right of First Refusal Agreement") contains provisions relating to the ownership and voting by the Reporting Persons in respect of their A/N Notional Shares (as defined below).  The Reporting Persons expressly disclaim the existence of and membership in a group with Liberty.  See Item 6 of the Schedule 13D.

CUSIP No. 16119P108

(2)
Michael A. Newhouse, who beneficially owns 564 shares of Class A Common Stock is a Trustee of Advance Long-Term Management Trust, Executive Vice President of Newhouse Broadcasting Corporation, Co-President of Advance Publications Inc. and Vice President of Advance/Newhouse Partnership.  Samuel I. Newhouse, III, who beneficially owns 528 shares of Class A Common Stock, is a Trustee of Advance Long-Term Management Trust, a Director and Executive Vice President of Newhouse Broadcasting Corporation, and a Director and Co-President of Advance Publications, Inc.  The Reporting Persons expressly disclaim the existence of and membership in a group with Michael A. Newhouse and Samuel I. Newhouse, III.

(3)
Consists of (i) 1,852,832 shares of Class A Common Stock, par value $0.001 per share ("Class A Common Stock") of the Issuer, (ii) 28,390,235 shares of Class A Common Stock issuable upon conversion of the Class B Common Units ("Class B Common Units") of Charter Holdings Communications, LLC ("Charter Holdings") and (iii) 9,333,500 shares of Class A Common Stock issuable upon conversion of the Convertible Preferred Units of Charter Holdings ("Convertible Preferred Units"), in each case, held by A/N.  Upon conversion by A/N, the 28,390,235 Class B Common Units owned by A/N will be converted, at the Issuer's option, into either (x) shares of Class A Common Stock of the Issuer on a one-for-one basis or (y) cash based on the volume-weighted average price of the Class A Common Stock for the two consecutive trading days immediately prior to the date of delivery of an exchange notice by A/N.  Each of the 25,000,000 Convertible Preferred Units with a face amount of $100 each held by A/N are convertible, in the hands of A/N and its affiliates, into 0.37334 of a Class B Common Unit and, in the hands of any other person, into 0.37334 of a share of Class A Common Stock, representing a conversion price of $267.85, subject to customary anti-dilution adjustments.  A/N also owns one share of Class B Common Stock of the Issuer, which entitles A/N to vote on any matter submitted for a vote of the holders of Class A Common Stock of the Issuer such number of votes equal to the number of shares of Class A Common Stock into which the Class B Common Units and Convertible Preferred Units held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Class A Common Stock of the Issuer are delivered upon conversion or exchange (the "A/N Notional Shares").  Does not include the 564 shares of Class A Common Stock beneficially owned by Michael A. Newhouse or the 528 shares of Class A Common Stock beneficially owned by Samuel I. Newhouse, III.

(4)
For purposes of calculating beneficial ownership in this statement on Schedule 13D (this "Statement"), the total number of shares of Class A Common Stock outstanding as of December 28, 2016 is approximately 268.8 million, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on December 28, 2016.  The percentage provided represents the number of shares of Class A Common Stock beneficially owned by the applicable Reporting Person on an as-converted, as-exchanged basis divided by the sum of (i) the amount of Class A Common Stock currently outstanding as reported by the Issuer plus (ii) the amount of Class A Common Stock issuable upon exchange or conversion, as applicable, of the Class B Common Units and Convertible Preferred Units held by A/N.

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Newhouse Broadcasting Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 39,576,567 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 39,576,567 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,576,567 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Advance Publications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 39,576,567 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 39,576,567 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,576,567 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Newhouse Family Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 39,576,567 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 39,576,567 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,576,567 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.

CUSIP No. 16119P108

1	NAME OF REPORTING PERSONS Advance Long-Term Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1), (2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,576,567 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,576,567 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,576,567 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.

This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), which was jointly filed on May 27, 2016 and is filed on behalf of Advance/Newhouse Partnership, a New York general partnership ("A/N"), Newhouse Broadcasting Corporation, a New York Corporation ("NBCo"), Advance Publications, Inc., a New York corporation ("API"), Newhouse Family Holdings, L.P., a Delaware limited partnership ("NFH"), Advance Long-Term Management Trust, a New Jersey trust ("Advance Long-Term Trust" and, together with A/N, NBCo, API and NFH, the "Reporting Persons" and each, a "Reporting Person") with respect to (i) the shares of Class A Common Stock, par value $0.001 per share ("Class A Common Stock"), of Charter Communications, Inc., a Delaware corporation (the "Issuer" or "Charter") that are directly or indirectly held by the Reporting Persons and (ii) the shares of Class A Common Stock into which the Class B Common Units ("Class B Common Units") of Charter Communications Holdings, LLC ("Charter Holdings") and the Convertible Preferred Units of Charter Holdings ("Convertible Preferred Units") that are directly or indirectly held by the Reporting Persons are exchangeable or convertible, as applicable.

This Amendment is being filed for purposes of disclosing (i) the agreement between A/N and the Issuer under which A/N has agreed to sell shares of Class A Common Stock or Class B Common Units to the Issuer at certain times on certain terms and (ii) the disposition of 752,767 Class B Common Units to the Issuer pursuant to such agreement, in each case as described under Item 5 below.

Item 5.  Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are amended and supplemented to read as follows:

(a) The Reporting Persons are the beneficial owner of 39,576,567 shares of Class A Common Stock (including Class B Common Units and Convertible Preferred Units on an as-converted, as-exchanged basis).  The 39,576,567 shares of Class A Common Stock constitute approximately 12.9% of the outstanding shares of Class A Common Stock, based on approximately 268.8 million shares of Class A Common Stock outstanding as of December 28, 2016, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on December 28, 2016.  In addition, Michael A. Newhouse is the beneficial owner of 564 shares of restricted Class A Common Stock of Charter received by him on May 19, 2016 in connection with his services as a director of the Issuer and Samuel I. Newhouse, III, is the beneficial owner of 538 shares of Class A Common Stock.

(b) The Reporting Persons have the sole power to (i) vote or direct the voting of 39,576,567 shares of Class A Common Stock beneficially owned by them as described in the Schedule 13D (including Class B Common Units and Convertible Preferred Units on an as-converted, as-exchanged basis) and (ii) dispose or direct the disposition of such shares, in each case, subject to the terms of the previously disclosed Operating Agreement, Exchange Agreement, Proxy and Right of First Refusal Agreement and Second Amended and Restated Stockholders Agreement, as described in the Schedule 13D.  The 564 shares of restricted Class A Common Stock of Charter beneficially owned by Michael Newhouse are subject to a vesting period and will fully vest on April 26, 2017.  Samuel I. Newhouse, III, has sole voting and dispositive power over the 538 shares of Class A Common Stock beneficially owned by him.

(c) On December 23, 2016, A/N and the Issuer entered into a letter agreement (the "Share Repurchase Agreement"), which is attached hereto as Exhibit 7(m) and incorporated herein by reference.  Pursuant to the terms of the Share Repurchase Agreement, A/N has agreed to sell to the Issuer or to Charter Holdings, on a monthly basis, a number of shares of Class A Common Stock or Class B Common Units that represents a pro rata participation by A/N and its affiliates in any repurchases of shares of Class A Common Stock from persons other than A/N effected by the Issuer during the immediately preceding calendar month, at a purchase price equal to the average price paid by the Issuer for the shares repurchased from persons other than A/N during such immediately preceding calendar month.  Any sale by A/N to the Issuer of shares of Class A Common Stock or Class B Common Units pursuant to the Share Repurchase Agreement will be subject to the right of first refusal of Liberty Broadband Corporation ("Liberty") under the previously disclosed Proxy and Right of First Refusal Agreement.  The transactions contemplated by the Share Repurchase Agreement were privately negotiated and will not be effected on any securities exchange.  The Share Repurchase Agreement may be terminated or suspended by either party upon written notice to the other in certain circumstances, as described in the Share Repurchase Agreement.

On December 28, 2016, A/N and the Issuer completed the sale of 752,767 Class B Common Units to Charter Holdings at a price per Class B Common Unit of $289.8266, pursuant to the terms of the Share Repurchase Agreement.  Liberty waived its right of first refusal with respect to this sale of Class B Common Units pursuant to a waiver letter agreement, dated December 23, 2016, between A/N, the Issuer and Liberty, which is attached hereto as Exhibit 7(n) and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 5(c), which is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

7(m)	Letter Agreement, dated as of December 23, 2016, between A/N and the Issuer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on December 28, 2016).

7(n)
Waiver Letter Agreement, dated as of December 23, 2016, between A/N, the Issuer and Liberty (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer on December 28, 2016).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2016

Advance/Newhouse Partnership

By:	/s/ Michael A. Newhouse
Michael A. Newhouse
Vice President

Newhouse Broadcasting Corporation

By:	/s/ Michael A. Newhouse
Michael A. Newhouse
Executive Vice President

Advance Publications, Inc.

By:	/s/ Michael A. Newhouse
Michael A. Newhouse
Co-President

Newhouse Family Holdings, L.P.

By: Advance Long-Term Management Trust, as General Partner

By:	/s/ Michael A. Newhouse
Michael A. Newhouse, as Trustee

Advance Long-Term Management Trust

By:	/s/ Michael A. Newhouse
Michael A. Newhouse, as Trustee